UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Wilmington Trust Corp.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
971807102
(CUSIP Number)
Paulson & Co. Inc.
1251 Avenue of the Americas
New York, New York 10020
(212) 956-2221
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	971807102

1	NAMES OF REPORTING PERSONS Paulson & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		5,135,000 (see Note 1 to Item 4 below)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,135,000 (see Note 1 to Item 4 below)

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,135,000 (see Note 1 to Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.61%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Item 1(A)	Name of Issuer
Wilmington Trust Corp.

Item 1(B)	Address of Issuer
1100 North Market Street
Wilmington, DE 19890

Item 2(A)	Name of Person Filing
Paulson & Co. Inc.

Item 2(B)	Address of Principal Business Office
1251 Avenue of the Americas, New York, NY 10020

Item 2(C)	Citizenship
Delaware corporation

Item 2(D)	Title of Class of Securities
Common Stock

Item 2(E)	CUSIP Number
971807102
Item 3
This statement is filed pursuant to Rule 13d-1(b). The person filing it has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); is not a person reporting pursuant to paragraph Rule 13d-1(b)(1); and is not directly or indirectly the beneficial owner of 20% or more of the class of securities indicated above.

Item 4	Ownership
Item 4(a) Amount beneficially owned 5,135,000 (see Note 1)
Item 4(b) Percent of class: 5.61%
Item 4(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 5,135,000 (see Note 1)

(ii)	Shared power to vote or direct the vote: None

(iii)	Sole power to dispose or direct disposition of 5,135,000 (see Note 1)

(iv)	Shared power to dispose or direct disposition of: None
Note 1: Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and to separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Paulson disclaims beneficial ownership of such securities.

Item 5	Ownership of 5% or Less of a Class
[do not check box]

Item 6	Ownership of More than 5% on Behalf of Another Person
All securities reported in this schedule are owned by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class. Paulson itself disclaims beneficial ownership of all such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable

Item 8	Identification and Classification of Members of the Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011
Signature:
/s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer, Paulson & Co. Inc.